Via Facsimile and U.S. Mail
Mail Stop 6010

July 15, 2008

David C. Hastings
Chief Financial Officer
Incyte Corporation
Experimental Station
Route 141 & Henry Clay Road, Building E336
Wilmington, DE 19880

Re: Incyte Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 6, 2008
File Number: 001-12400

Dear Mr. Hastings:

        We have completed our review of your Form 10-K and have no further
comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief